

Mean ± SE of Vineland Adaptive Behavior Scales, 2nd Edition Over Age Groups

AEq=age equivalent; MPS IIIB=mucopolysaccharidosis type IIIB; TA=tralesinidase alfa; VABS=Vineland Adaptive Behavior Scales, Second Edition.
Sources: : Integrated Table 5.3.5.3.1-2.3.1.5.1; Integrated Table 5.3.5.3.1-2.3.1.5.3; Integrated Table 5.3.5.3.1-2.3.1.5.4; Integrated Table 5.3.5.3.1-2.3.1.5.5



Mean ± SE of Vineland Adaptive Behavior Scales, 2nd Edition Over Age Groups

AEq=age equivalent; MPS IIIB=mucopolysaccharidosis type IIIB; TA=tralesinidase alfa; VABS=Vineland Adaptive Behavior Scales, Second Edition.
Sources: : Integrated Table 5.3.5.3.1-2.3.1.5.14; Integrated Table 5.3.5.3.1-2.3.1.5.15